# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oportun Financial Corp, CIK 0001538716
CUSIP: 68376D104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 07/14/2025
Amends the filing with accession number 0001193805-23-001534
Filed by CIK 0001776724
Persons authorized to receive notices and communications: Ryan Voerg, FINDELL CAPITAL MANAGEMENT LLC, 88 Pine Street, Suite 2240, New York, New York (NY), 10005, 646-907-5217; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; ANDREW J. ASTORE, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Findell Capital Partners LP (CIK 0001776724): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,975,000; sole dispositive power 0; shared dispositive power 1,975,000; aggregate amount beneficially owned 1,975,000 (4.5% of the class)
- Finn Management GP LLC (CIK 0001830715): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,006,300; sole dispositive power 0; shared dispositive power 3,006,300; aggregate amount beneficially owned 3,006,300 (6.9% of the class)
- FINDELL CAPITAL MANAGEMENT LLC (CIK 0001814465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,006,300; sole dispositive power 0; shared dispositive power 3,006,300; aggregate amount beneficially owned 3,006,300 (6.9% of the class)
- Finn Brian (CIK 0001830717): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,006,300; sole dispositive power 0; shared dispositive power 3,006,300; aggregate amount beneficially owned 3,006,300 (6.9% of the class)
- Warren Wilcox: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Oportun Financial Corp
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, California (CA), 94070
Comment: The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (the "Amendment No. 10"). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, Warren Wilcox is no longer a member of the Schedule 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 10. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and restated to read as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On July 14, 2025, FCM and certain of its affiliates (collectively, "Findell") entered into a letter agreement (the "Cooperation Agreement") with the Issuer, pursuant to which the Issuer agreed to appoint Warren Wilcox to its Board of Directors (the "Board") as a Class III director with a term expiring at the Issuer's 2028 Annual Meeting of Stockholders (the "2028 Annual Meeting"), with such appointment to be effective on the day following the conclusion of the Issuer's 2025 Annual Meeting of Stockholders.

The Issuer has also agreed that at or before its 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting"), one person who joined the Board before February 7, 2024, will have retired from the Board and will not stand for election as a member of the Board at the 2026 Annual Meeting.

Under the Cooperation Agreement, subject to the replacement being reasonably acceptable to the Board and certain other conditions specified in the Cooperation Agreement, Findell is entitled to director replacement rights in the event Mr. Wilcox ceases to serve as a director prior to the conclusion of the 2026 Annual Meeting.

Pursuant to the Cooperation Agreement, Findell has irrevocably withdrawn its nomination notice for the 2025 Annual Meeting and has agreed to abide by certain customary standstill restrictions and voting commitments to the extent they remain in effect for the duration of the Restricted Period, which is defined as the period from the date of the Cooperation Agreement until 11:59 p.m. Pacific time on the date that is 15 calendar days prior to the deadline for submission of stockholder director nominations for the 2028 Annual Meeting.

Findell and the Issuer also agreed to mutual non-disparagement and litigation restrictions, subject to certain exceptions.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons beneficially owned 3,006,300 Shares in the aggregate, representing approximately 6.9% of the outstanding Shares, including (i) 1,975,000 Shares held directly by FCP, representing approximately 4.5% of the outstanding Shares, and (ii) 1,031,300 Shares held in certain separately managed accounts. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 43,870,399 Shares outstanding, as of May 27, 2025, which is the total number of Shares outstanding as reported in the Issuer's proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 28, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 9 to the Schedule 13D is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On July 14, 2025, Findell and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

On July 15, 2025, FCP, FMGP, FCM and Brian A. Finn entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Cooperation Agreement, dated July 14, 2025 (incorporated by reference to Ex. 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 14, 2025).

99.2 - Joint Filing Agreement, by and among Findell Capital Partners, LP, Findell Capital Management LLC, Finn Management GP LLC, and Brian A. Finn, dated July 15, 2025.

## Signatures
- Findell Capital Partners LP: /s/ Brian A. Finn, Brian A. Finn, Managing Member of Finn Management GP LLC, its General Partner (07/15/2025)
- Finn Management GP LLC: /s/ Brian A. Finn, Brian A. Finn, Managing Member (07/15/2025)
- FINDELL CAPITAL MANAGEMENT LLC: /s/ Brian A. Finn, Brian A. Finn, Member (07/15/2025)
- Finn Brian: /s/ Brian A. Finn, Brian A. Finn (07/15/2025)
- Warren Wilcox: /s/ Warren Wilcox, Warren Wilcox (07/15/2025)